Filed by Ocean Rig UDW Inc. (Commission File No. 001-35298)
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Ocean Rig UDW Inc. (Commission File No. 001-35298)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Merger Agreement (defined below) has been included in this Report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Transocean Ltd., Ocean Rig UDW Inc., HoldCo (as defined below), the Merger Sub (as defined below) and their respective affiliates. The Merger Agreement contains representations and warranties by Transocean Ltd., on the one hand, and by Ocean Rig UDW Inc., on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Transocean Ltd., HoldCo and Merger Sub, on the one hand, and Ocean Rig UDW Inc., on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Transocean Ltd., Ocean Rig UDW Inc., HoldCo and the Merger Sub at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Transocean Ltd.'s or Ocean Rig UDW Inc.'s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, Transocean Ltd., Ocean Rig UDW Inc., their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Transocean Ltd. and Ocean Rig UDW Inc., and a prospectus of Transocean Ltd.,  as well as in the Forms 20-F, Forms 6-K and other filings that Ocean Rig UDW Inc. makes with the U.S. Securities and Exchange Commission.

Entry into a Definitive Agreement and Plan of Merger

Merger Agreement

On September 3, 2018, Transocean Ltd. ("Transocean"), Transocean Oceanus Holdings Limited, a newly formed, direct, wholly owned subsidiary of Transocean ("HoldCo"), and Transocean Oceanus Limited, a newly formed, indirect, wholly owned subsidiary of Transocean ("Merger Sub"), entered into an agreement and plan of merger (the "Merger Agreement") with Ocean Rig UDW Inc. ("Ocean Rig").  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Ocean Rig, with Ocean Rig surviving the merger as an indirect, wholly owned subsidiary of Transocean (the "Merger"). The Merger Agreement was unanimously approved by the board of directors of each of Transocean and Ocean Rig.

Upon completion of the Merger, each issued and outstanding share of Ocean Rig immediately prior to the Merger will be converted into the right to receive 1.6128 newly issued shares of Transocean and $12.75 in cash (the "Merger Consideration").

The Merger Agreement contains customary representations and warranties by Transocean and Ocean Rig, and each of Transocean and Ocean Rig has agreed to various customary covenants and agreements, including covenants to conduct its respective business in the ordinary course and in accordance with past practice and applicable laws prior to the closing of the Merger. As part of the Merger Agreement, Ocean Rig has also agreed not to (i) solicit proposals relating to certain alternative transactions or (ii) enter into discussions or negotiations or provide non-public information in connection with any proposal for an alternative transaction from a third party, subject to certain exceptions to permit Ocean Rig's board of directors to comply with its fiduciary duties. Notwithstanding this "no-shop" restriction, prior to obtaining Ocean Rig shareholder approval, under specified circumstances, Ocean Rig's board of directors may change its recommendation and terminate the Merger Agreement, upon payment of the termination fee described below, in order to enter into an agreement with respect to a superior proposal. Ocean Rig has agreed to convene and hold a meeting of shareholders to vote on the Merger even if its board of directors changes its recommendation.

The completion of the Merger is subject to the satisfaction of customary closing conditions, including that (1) the Ocean Rig shareholders have approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; (2) the Transocean shareholders have approved the issuance of the Transocean shares in connection with the Merger; (3) the absence of a material adverse effect on either Transocean or Ocean Rig; (4) the Management Services Agreements between Ocean Rig or its subsidiaries and TMS Offshore Services Ltd., a company that may be deemed to be beneficially owned by the Chairman of the board of directors of Ocean Rig, have been terminated; (5) the Authorized Capital Increase (as defined below), the Parent Share Issuance (as defined below) and related amendments to Transocean's articles of association in connection therewith have been registered with the commercial register in the Canton of Zug, Switzerland; and (6) the shares to be issued by Transocean in connection with the Merger shall have been approved for listing on the New York Stock Exchange. The completion of the Merger is not conditioned on receipt of financing by Transocean.

The Merger Agreement may be terminated under certain circumstances, including (in each case subject to certain exceptions) if (i) the Merger has not been consummated on or before March 31, 2019, subject to extension up to September 3, 2019 in the event that the antitrust-related conditions to the closing of the Merger have not been satisfied or waived (the "End Date"); (ii) a final and non-appealable order is entered enjoining the Merger; (iii) Ocean Rig shareholders fail to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; (iv) Transocean shareholders fail to approve the Authorized Capital Increase, the Share Issuance or the related amendments to Transocean's articles of association contemplated by the Merger Agreement; (iv) by Transocean if Ocean Rig's board of directors changes its recommendation or fails to reaffirm or confirm publicly its recommendation following the public announcement of an acquisition proposal (as defined in the Merger Agreement); (vi) by Ocean Rig prior to obtaining Ocean Rig shareholder approval, if Ocean Rig enters into an agreement with respect to a superior proposal, subject to payment of the termination fee described below; (vii) by Transocean if Ocean Rig commits a willful breach of any of its obligations under the "no-shop" restrictions discussed above, its obligations to hold its shareholder meeting or its obligations with regard to the content of the joint proxy statement/prospectus to be filed in connection with the acquisition following a change in the recommendation of its board of directors; or (viii) there is a material breach by the other party of any of such other party's obligations under the Merger Agreement, and such condition is incapable of being cured by the End Date.

Upon termination of the Merger Agreement under specified circumstances, including (i) a termination by Ocean Rig to enter into an agreement for an alternative transaction in connection with a superior proposal that did not result from a willful breach of the non-solicitation provisions, (ii) termination by Transocean following a change of recommendation by the board of directors of Ocean Rig, or (iii) a termination resulting from willful breach by Ocean Rig of its obligations under the non-solicitation, shareholder meeting or proxy statement provisions, Ocean Rig would be required to pay Transocean a termination fee of $90,000,000 (the "Termination Fee"). Under certain additional circumstances described in the Merger Agreement, Ocean Rig must also pay Transocean the Termination Fee if the Merger Agreement is terminated, a competing acquisition proposal has previously been publicly made and not publicly withdrawn, and the Company enters into an agreement for an alternative change of control transaction that is subsequently consummated within 12 months following such termination.

Under certain other circumstances, Transocean is required to pay to Ocean Rig a termination fee of $132,500,000 in the case of a failure to obtain required antitrust clearances prior to the End Date, and to reimburse Ocean Rig in the amount of $60,000,000, representing a reasonable estimate of Ocean Rig's expenses, if the Merger Agreement is terminated due to a failure to obtain Transocean shareholder approval.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Transocean or Ocean Rig. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in confidential disclosure letters provided by each party to the other in connection with the signing of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Transocean or Ocean Rig at the time they were made or otherwise and should only be read in conjunction with the other information that Transocean makes publicly available in reports, statements and other documents filed with the U.S. Securities and Exchange Commission ("SEC").

Voting and Support Agreements

Concurrent with the execution of the Merger Agreement, and as a condition to Transocean's willingness to enter into the Merger Agreement, certain shareholders of Ocean Rig, including all of its directors that own shares of Ocean Rig, entered into separate voting and support agreements with Transocean (each, a "Company Voting Agreement").

Based on the information provided by the shareholders, as of September 3, 2018, the Ocean Rig shareholders party to Company Voting Agreements beneficially owned in the aggregate approximately 43.8 million Ocean Rig shares, representing approximately 47.9% of the outstanding Ocean Rig shares (based on the total number of outstanding Class A common shares and Class B common shares taken together as one class, as of September 3, 2018).

In addition, concurrent with the execution of the Merger Agreement, and as a condition to Ocean Rig's willingness to enter into the Merger Agreement, one of Transocean's shareholders entered into a voting and support agreement with Ocean Rig (the "Parent Voting Agreement").  Based on the information provided by the shareholder, as of September 3, 2018, the Transocean shareholder party to the Parent Voting Agreement beneficially owned in the aggregate approximately 33.1 million Transocean shares (excluding the shares of Transocean that are issuable upon the exchange of exchangeable bonds issued by Transocean affiliates), representing approximately 7.2% of the outstanding Transocean shares as of July 31, 2018.

Pursuant to the Company Voting Agreements, at any meeting of Ocean Rig shareholders at which the approval and adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement is to be voted upon, each of the shareholders party to the Company Voting Agreements has agreed to be present (in person or by proxy) and vote, or give written consent covering, all of its Ocean Rig shares in the following manner, among others:

•	in favor of approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement;
•	in favor of any other matter necessary or appropriate to consummate the transactions contemplated by the Merger Agreement;
•
against any Acquisition Proposal or any other action, proposal, agreement or transaction made in opposition to or competition with, or inconsistent with, the Merger Agreement and the transactions contemplated by the Merger Agreement; and

•
against any other action or agreement that would reasonably be expected to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of the transactions contemplated by the Merger Agreement or the performance by such shareholders of their obligations under such Company Voting Agreement.

In addition, each shareholder party to a Company Voting Agreement or the Parent Voting Agreement agreed to vote all shares of Transocean that such shareholder beneficially owns (subject to certain limited exceptions in the case of the shareholder party to the Parent Voting Agreement) in favor of the following proposals at any meeting of Transocean's shareholders held to approve the obtain the Transocean shareholder approvals necessary to consummate the Merger:

•
the adoption of an authorized share capital of Transocean, together with the related amendments to Transocean's articles of association (the "Authorized Share Capital"), authorizing the board of directors of Transocean to issue, upon adoption of separate resolutions in accordance with its authority under the Authorized Share Capital, at or in connection with the completion of the Merger, up to 155,085,205 new Transocean shares against the contribution in kind of shares of HoldCo newly issued in connection with the Merger, whereby the pre-emptive rights of Transocean's existing shareholders shall be withdrawn (the "Parent Share Issuance");

•	the Parent Share Issuance;
•	the related amendments to Transocean's articles of association in connection therewith;
•	any other transactions contemplated by the Merger Agreement (as necessary); and
•	any other "routine" matters presented at such meeting.
The voting agreements also contain certain restrictions on the transfer of Transocean and Ocean Rig shares.  In particular, the Company Voting Agreements and the Parent Voting Agreement prohibit each shareholder party thereto from transferring any of such shareholder's Ocean Rig shares and Transocean shares (as applicable), subject to certain limited exceptions, prior to the time when the Ocean Rig and Transocean shareholder approvals necessary to consummate the Merger have been obtained.

The voting agreements and all obligations thereunder terminate, if, among other things, the Merger Agreement is terminated in accordance with its terms, or if the board of directors of Ocean Rig fails to make, withdraws or modifies in a manner adverse to Transocean its recommendation (or recommends an alternative acquisition proposal or takes any action or makes any statement inconsistent with its recommendation) following the receipt of a superior proposal.

Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated September 3, 2018, by and among Transocean Ltd., Transocean Oceanus Holdings Limited, Transocean Oceanus Limited and Ocean Rig UDW Inc.
99.1	Form of Voting and Support Agreement, by and among Transocean Ltd. and certain shareholders of Ocean Rig UDW Inc.
99.2	Form of Voting and Support Agreement, by and among Ocean Rig UDW Inc. and certain shareholders of Transocean Ltd.
99.3	Press release issued by Transocean Ltd. and Ocean Rig UDW Inc., dated September 3, 2018.

*	Certain schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Ocean Rig agrees to furnish to the SEC a copy of any schedule or similar attachment omitted upon request.

Additional Information and Where to Find It

This communication relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of September 3, 2018, by and among Ocean Rig, Transocean, HoldCo and Merger Sub. In connection with the proposed merger, Transocean expects to file a Registration Statement on Form S-4 with the SEC that will include a joint proxy statement of Transocean and Ocean Rig that also constitutes a prospectus of Transocean, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Transocean and Ocean Rig shareholders when it becomes available. Transocean and Ocean Rig also plan to file other relevant documents with the SEC regarding the proposed merger.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Transocean and Ocean Rig with the SEC at the SEC's website at www.sec.gov. Copies of the documents filed by Transocean with the SEC will be available free of charge on Transocean's website at www.deepwater.com or by emailing Transocean's Investor Relations at info@deepwater.com. Copies of the documents filed by Ocean Rig with the SEC will be available free of charge on Ocean Rig's website at www.ocean-rig.com or by emailing Ocean Rig's Investor Relations at oceanrig@capitallink.com.

This communication does not constitute an offer to buy, or the solicitation of an offer to sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean or Ocean Rig may file with the SEC in connection with the proposed Merger.

Certain Information Regarding Participants in the Solicitation

Transocean, Ocean Rig and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information regarding Transocean's directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 20, 2018 and in the Annual Report on Form 10-K filed by Transocean with the SEC on February 21, 2018. Information regarding Ocean Rig's directors and executive officers is set forth in the Annual Report on Form 20-F filed by Ocean Rig with the SEC on March 15, 2018. Additional information regarding the participants in the solicitation of proxies in respect of the Transocean and Ocean Rig extraordinary general meetings and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Transocean or Ocean Rig using the sources indicated above.

Cautionary Statement About Forward Looking Statements

The statements described in this press release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements contain words such as "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" or other similar expressions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects and other out-of-service time; sales of drilling units; timing of the Transocean and Ocean Rig newbuild deliveries; fluctuations in market prices of Transocean's stock, Ocean Rig's shareholders' and Transocean's shareholders' reduction in their percentage ownership and voting power; changes in the values of Ocean Rig's and Transocean's rigs, newbuildings or other assets; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the inability to complete the Merger of Ocean Rig in a timely manner or at all (whether as the result of the inability to obtain or delay in obtaining any required Transocean or Ocean Rig shareholder approvals or any required regulatory approvals, or for any other reason); the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Transocean of the Merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger; the inability to successfully integrate Ocean Rig's operations with those of Transocean without unexpected cost or delay, the challenges of integrating and retaining key employees; risks related to diversion of management time and attention from ongoing business operations due to the Merger; the inability of Transocean to achieve expected synergies from the Merger or that it may take longer or be more costly than expected to achieve those synergies; the effect of the announcement or completion of the Merger on the ability of Transocean and Ocean Rig to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally, the inability to achieve anticipated synergies from the Merger in a timely manner or at all; and other factors, including those and other risks discussed in Transocean's most recent Annual Report on Form 10-K for the year ended December 31, 2017, Ocean Rig's most recent Annual Report on Form 20-F, and in Transocean's or Ocean Rig's other filings with the SEC, which are available free of charge on the SEC's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to Ocean Rig or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: September 4, 2018
	By:	/s/ Iraklis Sbarounis
Iraklis Sbarounis
Chief Financial Officer